Exhibit 4.1

NOTICE AND CERTIFICATE OF ADJUSTMENT TO THE
WARRANT TO PURCHASE COMMON STOCK OF
XG SCIENCES, INC.

NOTICE AND CERTIFICATE OF ADJUSTMENT dated August 21, 2013, to the Warrant to Purchase Common Stock of XG Sciences, Inc. issued October 8, 2012, in the name of Michael R. Knox (the “Warrant”).

WHEREAS, XG Sciences, Inc. (the “Company”) has issued the Warrant to Michael R. Knox.

WHEREAS, pursuant to the terms of the Warrant, Michael R. Knox was granted the right to purchase Five Thousand (5,000) shares of Company Common Stock at an initial purchase price of Twenty Dollars ($20) per share, or if lower, the price per share at which the Company prices its next offering of Common Stock (the “Warrant Purchase Price”).

WHEREAS, the Company made its next offering of Common Stock on March 18, 2013, through the issuance of a Secured Convertible Promissory Note to Aspen Advanced Opportunity Fund, LP, that according to Section 4(a)(i) of the Secured Convertible Promissory Note, is convertible into Series A Convertible Preferred Stock, which is convertible into Common Stock at a price of Twelve Dollars ($12) per share.

WHEREAS, the offering price of Twelve Dollars ($12) per share is lower than the initial Warrant Purchase Price of Twenty Dollars ($20) per share, and therefore the Warrant Purchase Price must be adjusted to the next offering price of Twelve Dollars ($12) per share.

WHEREAS, pursuant to Section 5(b) of the Warrant, whenever the Warrant Purchase Price shall be adjusted, the Company shall compute and certify the adjusted Warrant Purchase Price and provide notice to Michael R. Knox stating said adjustment has occurred and setting forth the adjusted Warrant Purchase Price.

NOW, THEREFORE, in accordance with the Warrant, the Company hereby provides Michael R. Knox with the following notice and certificate of adjustment.

1.           Warrant Purchase Price. Effective March 18, 2013, the Warrant Purchase Price under the Warrant shall be $12 per share. The Warrant Purchase Price was adjusted because the price per share of $12 of the next offering of Common Stock after the Warrant was issued was lower than the initial Warrant Purchase Price of $20 per share.

2.           Agreement; Terms. Except as expressly adjusted hereby, the Warrant shall continue in full force and effect in accordance with the provisions hereof on the date hereof, and this Notice and Certificate of Adjustment shall not be deemed to waive or amend any provision of the Warrant except as expressly set forth herein.

3.           One and the Same Warrant. This Notice and Certificate of Adjustment shall be affixed to the Warrant and the two documents shall be deemed one and the same Warrant agreement.

4.           Defined Terms. Capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the Warrant.

IN WITNESS WHEREOF, the undersigned Iris K. Linder, Director of XG Sciences, Inc. has executed this Notice and Certificate of Adjustment on behalf of the Company and certifies that the foregoing adjustments have been made in accordance with the terms of the Warrant.

XG SCIENCES, INC.

By:	/s/ Iris K. Linder

Title:	Director

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